Exhibit (q)

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION’S

ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES

For

NEW YORK LIFE VARIABLE UNIVERSAL LIFE

CORPEXEC VUL PLUS POLICY

Pursuant to Rule 6e-3(T)(b)(12)(iii)

January 1, 2020

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, as amended (“1940 Act”),1 the administrative practices that will be followed by New York Life Insurance and Annuity Corporation (“NYLIAC”) in connection with certain procedures for NYLIAC’s variable life insurance policy – New York Life Variable Universal Life CorpExec VUL Plus (the “CorpExec VUL Plus” or the “Policy(ies)”). These procedures include the issuance of the Policy by NYLIAC and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by policyowners of their interests in the Policy. The procedures are described more specifically in the Registration Statement for the Policy that has been filed with the Securities and Exchange Commission (the “SEC”).2 The prospectus, SAI, and contract for the Policy are incorporated by reference into this document. All capitalized terms not otherwise defined herein shall have the same meaning ascribed to such terms in the applicable prospectus, SAI, and contract for the Policy.

NYLIAC believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

1.

Because of the insurance nature of the Policy and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

1

This rule provides an exemption for separate accounts, their investment advisers, principal underwriters (distributors), and sponsoring insurance companies from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder, for issuance, transfer, and redemption procedures flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative laws, or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair, and not discriminatory, and these must be disclosed in the registration statement filed by the separate accounts.

2

The registration statement for the Policies is SEC File No. 333-232790. This registration statement (including the applicable prospectus, statement of additional information (“SAI”) and contract) is incorporated herein by reference. To the extent the Policy differs with regard to issuance, transfer, and redemption procedures, these differences are described in this memorandum, the prospectus, and/or the contract.

Exhibit (q)

2.

In structuring its procedures to comply with Rule 6e-3(T), state insurance laws, and NYLIAC administrative procedures, NYLIAC has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

3.	In general, state insurance laws require that NYLIAC’s procedures be reasonable, fair, and not discriminatory.

4.

Because of the nature of the insurance product, it is often difficult to determine precisely when NYLIAC’s procedures deviate from those otherwise required under Sections 22(c), 22(d), 22(e), or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures that may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation that might occur and does include certain procedural steps that do not constitute deviations from the above-cited sections or rule.

5.

All transaction Requests (for both manual and automatic transactions and authorizations to act on behalf of the policyowner) must be received by NYLIAC in “Good Order” to be accepted and processed. “Good Order” means, without limitation, that NYLIAC has all of the information that it needs, in a form acceptable to NYLIAC, and that all of NYLIAC’s administrative and procedural requirements are met to NYLIAC’s satisfaction and our actual receipt of instructions relating to a Request or Notice in writing at the Service Office on the cover page of the Policy and prospectus, along with all forms and other information and documentation necessary to complete the Request or Notice is in Good Order.

“Public Offering Price” — Purchase and Related Transactions

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the Policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain Policy provisions such as loan repayment — which do not result in the issuance of a Policy, but which require certain repayments by the policyowner and involve a transfer of assets supporting the Policy loan into the Separate Account.

Numerous other Policy Transactions are subject to NYLIAC’s administrative procedures, which are subject to change and are not intended to be “frozen” by the terms of this document. These Policy Transactions and operations include but are not limited to grace period, lapse and reinstatement, Modified Endowment Contract (“MEC”) and premium limitations and related qualification issues under Section 7702 of the Internal Revenue Code of 1986, as amended (the “IRC”), changes in face amount and Life Insurance Benefit Options, procedures and methods for payment of Life Insurance Benefits and other Life Insurance Proceeds, the calculation and

Exhibit (q)

deduction of the cost of insurance, and other policy charges and deductions. These Policy operations and the related administrative procedures may involve not only premium (purchase) procedures but also transfer and/or redemption operations and procedures.

Planned Premium Payments

Premium payment plans, which indicate the amount and frequency of Planned Premium payments, are selected at the time of application and are subject to certain limitations required by the IRC. The Planned Premium is set forth in the Policy application. Other than the initial premium, there are no required premium payments (except as necessary to prevent lapse). There is no penalty if the Planned Premium is not paid, nor does payment of Planned Premiums guarantee coverage for any period of time. Policy premiums are flexible. Policyowners can select the amount and frequency of premium paid within limits and may pay premiums according to a schedule, as set forth in the Policy application. Other than a required initial minimum premium payment, premium payments can vary depending on individual policy specifics such as age, gender, coverage amount and underwriting classification, as well as personal financial considerations. As long as the Policy’s cash surrender value is sufficient to cover its monthly deductions, the policyowner can increase or decrease payments (within limits), or stop making payments without lapse. If payment of a Planned Premium would cause the Life Insurance Benefit of the Policy to increase more than the increase in the sum of the Alternative Cash Surrender Value (“ACSV”) plus Policy Debt, then NYLIAC may refuse such premium payment and require proof of insurability before accepting the payment and applying it to the Policy. If Planned Premiums and/or the Policy’s cash surrender value are not sufficient to cover the Policy’s monthly deductions, the Policy may lapse.

Planned Premium payments end on the Policy Anniversary on which the Insured’s Attained Age is 100. We can limit the amount of Net Premium (and Cash Value) that may be allocated to the Fixed Account, including not allowing any premium to be allocated to the Fixed Account.

Unplanned Premium Payments

A policyowner may make additional Unplanned Premium payments at any time before the Policy Anniversary on which the Insured’s Attained Age is 100, as long as the Insured is living. However, if payment of an Unplanned Premium would cause the Life Insurance Benefit of the Policy to increase more than the increase in the sum of the ACSV plus Policy Debt, then NYLIAC may refuse such premium payment and require proof of insurability before accepting the payment and applying it to the Policy. NYLIAC reserves the right to limit the amount and frequency of Unplanned Premiums. Acceptance of initial and subsequent premium payments is subject to our suitability standards. Any payment not specifically designated as an Unplanned Premium payment or a loan repayment will be credited to the Policy as an Unplanned Premium.

Underwriting Standards

The Policy will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize that mortality charges must be based upon factors such as age, gender,

Exhibit (q)

health and smoker status, occupation, and other activities (e.g., skydiving, recreational flying). Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each policyowner pays an initial premium and is charged certain cost of insurance rates commensurate with the insured’s mortality risk as actuarially determined utilizing factors such as age, gender, and risk classification. Some states require that the policies be underwritten on a unisex basis. Uniform premiums and cost of insurance rates for all Insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform premium or cost of insurance rate for all insureds, there is a uniform premium and cost of insurance rate for all insureds of the same age, gender, risk classification, and face amount.

The underwriting standards and premium processing practices followed by NYLIAC are similar to those followed in connection with the offer and sale of non-variable life insurance, modified where necessary to meet the requirements of the Policy and the federal securities laws. The underwriting process includes a review of statements made by the Insured and/or the policyowner in the application, and may also include the completion of a physical exam or diagnostic studies, and/or a review of attending physician reports. As the Policy can be offered with guaranteed underwriting for both corporate- and individually-owned policies, healthy individuals will pay higher current cost of insurance rates than they would pay under the Policy if it is offered using full medical underwriting, which is available only for corporate-owned policies. NYLIAC attempts to make all underwriting decisions within a reasonable amount of time. Usually, if a decision cannot be made within 60 days of beginning the underwriting process due to an inability to obtain all necessary information, the application will be denied. NYLIAC reserves the right to modify its underwriting requirements at any time. NYLIAC also reserves the right to reject an application for any reason permitted by law.

Policy Issuance

Coverage under the Policy will be deemed to have commenced on the later of the Policy Date or the date when NYLIAC receives the full initial premium payment in Good Order that the policyowner is required to make when the Policy is delivered.

Application

Policyowners wishing to purchase a Policy must complete an application specifying the face amount, the death benefit option, the name of the Insured, and certain other required information about the Insured. The application generally is accompanied by an initial premium and designates premium allocation percentages and the beneficiary. Before issuing any Policy, NYLIAC will require satisfactory evidence of insurability.

Premium Processing

The policyowner selects a schedule of Planned Premium payments in the application. The amount of the Planned Premium is shown on the Policy application.

When a premium payment is received after the Policy is issued and accepted, NYLIAC will deduct any applicable Premium Expense Charge, which includes applicable state tax and federal tax charges. The Premium Expense Charge will vary based on the Policy Charge Option (“PCO”) applicable to the Policy. For corporate-owned policies, policyowners may select one of

Exhibit (q)

five (5) PCOs on their application — PCOs A-E. For individually-owned policies, only PCO F — the Individual Charge Option — is available. Once the policyowner elects a PCO at policy issue, it may not be changed. The balance of the premium — referred to as the Net Premium — will be applied to the Investment Divisions of the Separate Account at the Accumulation Unit value determined at the end of the valuation day when the payment is received and to the Fixed Account in accordance with a policyowner’s allocation election in effect at that time, and before any other deductions which may be due are made. The number of accumulation units NYLIAC credits to each Investment Division equals the Net Premium dollar amount applied to the Investment Division divided by the accumulation unit value of that Investment Division. If NYLIAC receives a premium payment after the close of the New York Stock Exchange (“NYSE”) or on a day the NYSE is not open for trading, then the payment will be applied on the next Business Day. We have the right to defer the allocation of premiums if the NYSE is closed for trading (other than the usual weekend or holiday closings) or if the SEC restricts trading, has determined that a state of emergency exists, a Fund suspends redemptions pursuant to SEC rules or the SEC, by order, permits us to delay payment in order to protect our policyowners.

If an Investment Division is closed to accepting payments, we will notify the policyowner in writing upon receipt of its allocation election, notification, or payment. The policyowner may redirect the Net Premium to an alternative Investment Allocation Option by means of a Request. Once the policyowner redirects the Net Premium, it may not subsequently request a refund. Allocation to an alternative Investment Division will take place as of the day we receive the Request.

The amount of premium that may be allocated or redirected to the Fixed Account is subject to limitations that we determine. Such limitations could include, but are not limited to, prohibiting any premium from being allocated or redirected to the Fixed Account.

Policyowners can change the premium allocation any time a premium payment is made by sending NYLIAC a Request to one of the addresses listed on the prospectus cover page for the Policy or to any other address that NYLIAC indicates in writing (the “Service Office”). Allocation percentages must be in whole numbers or, if needed, up to two decimal places, and the sum of the percentages must equal 100%.

If a premium payment is returned for insufficient funds, NYLIAC will reverse the investment options chosen and reserves the right to charge the policyowner a $100 fee for each returned payment. In addition, NYLIAC may redeem shares of an underlying Fund company to cover any losses it incurs as a result of a returned payment. If NYLIAC incurs any loss as a result of the returned payment, NYLIAC will deduct the amount of the loss from the policyowner’s Cash Value. If payment by check is returned for insufficient funds for two consecutive periods, the privilege to pay by check or electronically will be suspended until the policyowner provides a Request to NYLIAC to reinstate it and NYLIAC agrees.

While held in the Fixed Account, premium will be credited with interest at the then current rates. Interest accrues and is credited daily.

Exhibit (q)

Refund of Excess Premiums

If a policyowner elects the guideline premium test to determine whether the Policy qualifies as life insurance under Section 7702 of the IRC, NYLIAC may limit premium payments under the Policy. If the premiums paid during any Policy Year exceed the maximum amount permitted under the guideline premium test, NYLIAC will return to the policyowner the excess amount within 60 days after the end of the Policy Year. Any excess premiums NYLIAC returns to the policyowner will not include any gains or losses attributable to the investment return on those premiums. NYLIAC will credit interest at a rate of not less than 1% on those premiums from the date such premiums cause the Policy to exceed the amount permitted under the guideline premium test to the date NYLIAC returns the premiums to the policyowner.

Free Look Provision

A Policy may be canceled within the period specified in the Policy or required by law (10 days in most states and 30 days if issued as a result of a replacement) after the policyowner receives it, by returning it to NYLIAC or to the registered representative through whom it was purchased. Any Net Premiums will be allocated to NYLIAC’s General Account during the free look period. To receive a refund, the policyowner must return the Policy to NYLIAC’s Service Office or to the registered representative from whom the policyowner purchased the Policy, along with a Request for cancellation.

At the end of the free look period, the Net Premium plus any interest accrued are allocated to the Investment Allocation Options as elected by the policyowner. If the policyowner cancels the Policy, the policyowner will receive from NYLIAC the greater of the Policy’s Cash Value, minus Policy Debt or the premiums paid less Policy Debt and partial surrenders, calculated as of the Business Day that the Policy was returned.

Repayment of Indebtedness

Loan interest accrues each day and is payable on the Policy Anniversary. Loan interest not paid as of the Policy Anniversary will be charged as a new loan and will also accrue interest.

All or part of an unpaid loan can be repaid at any time while the Policy is still in effect. NYLIAC will credit any payment received from a policyowner as a loan repayment only if the policyowner designates it as such. When a loan repayment is received, NYLIAC will first use the money to cancel all or part of any outstanding loan which was originally taken from the Fixed Account. Any remaining portion of payment will be allocated to the Separate Account according to your premium allocation then in effect. If there is no money allocated to the Investment Divisions on the date of the loan repayment, the entire remaining loan repayment amount will be allocated to the Fixed Account.

If a loan is outstanding when the Life Insurance Proceeds or surrender proceeds become payable, NYLIAC will deduct the Policy Debt from these proceeds. If the Policy Debt exceeds the Cash Value of the Policy less any applicable surrender charges, NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee, if any, on NYLIAC’s records. If the policyowner does not pay the necessary amount within 31 days after the date NYLIAC mails the notice, the Policy will terminate.

Exhibit (q)

Correction of Misstatement of Age or Gender

If the Insured’s age or gender is misstated in the Policy application, NYLIAC will adjust the Cash Value, the Cash Surrender Value, the ACSV, and/or the Life Insurance Benefit to reflect the correct age and gender as of the original Issue Date. NYLIAC will adjust the Life Insurance Proceeds provided by the Policy and, if applicable, any riders, based on the most recent Monthly Cost of Insurance Charge for the correct age and/or gender.

“Redemption Procedures” — Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute “redemptions” under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds. NYLIAC’s policies may provide for the payment of monies to a policyowner or beneficiary upon presentation of a Policy. The principal difference between NYLIAC’s “redemption” procedures and those in a mutual fund context is that the payee will not always receive a pro rata or proportionate share of the Separate Account’s assets within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the Policy is presented including, for example, the Cash Surrender Value, ACSV, or part thereof, or proceeds at death. There are also certain Policy provisions — such as the loan privilege — under which the Policy will not be presented to NYLIAC, but which will affect the policyowner’s benefits and involve a transfer of the assets supporting the policy reserve out of the Separate Account. Finally, state insurance laws (as well as Policy provisions and NYLIAC’s administrative procedures) may require that certain requirements be met before NYLIAC is permitted to make payments to the payee. Part of the administrative procedures is that “Good Order” requirements must be met before any redemption proceeds (including full and partial surrenders, loans, and Life Insurance Benefits) can be paid.

Surrenders and Partial Surrenders

The owner of the Policy may Request a partial surrender of an amount based upon the Cash Surrender Value of a Policy under the following conditions: (1) the Insured is living; (2) the partial surrender amount requested is at least $500; and (3) the partial surrender will not cause the Policy to fail to qualify as life insurance under Section 7702 of the IRC. The owner of the Policy may surrender the Policy for its Cash Surrender Value at any time while the Insured is still living. The Cash Surrender Value of the Policy is equal to the Cash Value of the Policy less Policy Debt.

The amount available for a surrender is based upon the Policy’s Cash Surrender Value at the end of the Business Day during which the Request for the surrender or partial surrender is received by NYLIAC or, if received after close of the NYSE or on a day the NYSE is not open for trading, the next Business Day. However, if eligible, the policyowner may receive the ACSV when the Policy is surrendered. The ACSV is not available if (a) the Policy is assigned, including an assignment made as part of an exchange under Section 1035 of the Code, or (b) there is a change of Policy ownership, unless the new owner is: (i) the policyowner’s wholly owned subsidiary or a corporation under which the policyowner was a wholly owned subsidiary on the date ownership changed due to a merger or acquisition; or (ii) a trust that the policyowner established for the purpose of providing employee benefits. The ACSV is not available to support Monthly Deduction Charges or for loans or partial surrenders.

Exhibit (q)

NYLIAC will process partial surrenders and surrenders at the accumulation unit values next determined after receipt of the partial surrender or surrender Request (and receipt of the Policy, if it is a surrender Request), and the partial surrender or surrender generally will be effective on the date the Request is received (unless a later effective date is specified by the policyowner). However, if the Request is received after the NYSE is closed for trading or on a day the NYSE is not open for trading, then the partial surrender or surrender will be effective on the next Business Day. We have the right to defer the payment of surrenders or partial surrenders if the NYSE is closed for trading (other than the usual weekend or holiday closings) or if the SEC restricts trading, has determined that a state of emergency exists, a Fund suspends redemptions pursuant to SEC rules or the SEC, by order, permits us to delay payment in order to protect our policyowners.

NYLIAC may charge a processing fee, as specified in the Policy for processing a partial surrender. The partial surrender processing fee will be deducted from the Investment Allocation Options based on the partial surrender allocation. If the policyowner does not specify a partial surrender allocation, the partial surrender fee will be deducted from the Investment Allocation Options on a pro rata basis. When the policyowner makes a partial surrender, the Life Insurance Proceeds, the Face Amount, the Adjusted Cumulative Premium Amount, the Cash Value, the Cash Surrender Value, and/or the ACSV may be reduced, as described in the Policy and the prospectus. If a partial surrender would cause the Face Amount to drop below, $25,000, the Minimum Face Amount shown on the Policy Data Pages, NYLIAC reserves the right to require a full surrender.

NYLIAC reserves the right to limit the amount and frequency of partial surrenders.

Payment of Benefits

If the Policy is still in effect, NYLIAC will pay any Cash Surrender Value, ACSV, partial surrenders, loan proceeds, or the Life Insurance Proceeds generally within seven days after receipt of all required documents in Good Order. However, NYLIAC can delay payment of any surrenders or partial surrender, applying premiums, processing transfers, paying loan proceeds, or paying the Life Insurance Proceeds during any period that: (1) NYLIAC is unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the SEC, or the SEC declares that an emergency exists, or an Eligible Portfolio suspends redemptions pursuant to SEC Rules 2a-7 or 22e-3 under the 1940 Act or otherwise; or (2) the SEC, by order, permits NYLIAC to delay payment in order to protect policyowners.

NYLIAC may delay paying any portion of any loan or surrender Request, including requests for partial surrenders from the Fixed Account, for up to six months from the date the Request is received. NYLIAC may delay payment of the entire Life Insurance Proceeds if payment is contested. NYLIAC investigates all death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, NYLIAC generally makes a determination within thirty-one days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

Exhibit (q)

In addition, Federal laws designed to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require NYLIAC to reject a premium payment and/or “freeze” a policy. If these laws apply to a particular Policy, NYLIAC would not be allowed to pay any Request for transfers, partial surrenders, surrenders, loans, or Life Insurance Proceeds. If a Policy or an account is frozen, the Cash Value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

Finally, if a policyowner has submitted a recent check or draft, NYLIAC has the right to defer payment of surrenders, loan proceeds, Life Insurance Proceeds, or amounts due pursuant to the free look provision until such check or draft has been honored.

If payment of Life Insurance Proceeds is delayed 31 days or more, NYLIAC adds interest to Life Insurance Proceeds from the date of death to the date of payment at a rate at least equal to the minimum required by law.

Payment of Life Insurance Proceeds

The Life Insurance Proceeds are the amount payable to the named beneficiary when the Insured dies, if the Policy is still in effect. Upon receiving due proof of death, NYLIAC pays the beneficiary the Life Insurance Proceeds determined as of the date the Insured dies. The Life Insurance Proceeds are calculated as described in the prospectus. The beneficiary will receive a single check for the amount of the Life Insurance Proceeds.

The Life Insurance Benefit depends on the Life Insurance Benefit Option chosen by the policyowner. The specific types of Life Insurance Benefit Options are specified in the Policy.

NYLIAC pays interest on the Life Insurance Proceeds from the date of death of the Insured to the date the Life Insurance Proceeds are paid. Subject to state variations, we will pay additional interest at a rate of 10% annually on the Life Insurance Proceeds, beginning on the date that is 31 calendar days from the date we receive due proof of the Insured’s death (or certain other conditions are met), until the date the claim is paid. If the Insured dies during the 62-day Late Period, NYLIAC will subtract any Policy Debt and any unpaid Monthly Deduction Charges from the Policy’s Life Insurance Benefit and then credit the interest. If the beneficiary dies before the Insured, NYLIAC will pay the Life Insurance Proceeds in a lump sum to the owner, or if the owner has died, to the owner’s estate. NYLIAC may further adjust the amount of Life Insurance Proceeds under certain circumstances, such as if material misstatements of age or gender were made in an application.

If the death of the Insured is a result of suicide within two years of the Issue Date, NYLIAC will pay a limited Life Insurance Benefit in one sum to the beneficiary. The limited Life Insurance Benefit is the total amount of premiums, less any Policy Debt, and/or partial surrender benefits paid. If a suicide occurs within two years of the effective date of a Face Amount increase, NYLIAC will pay the Monthly Cost of Insurance Charges deducted from the Policy’s Cash Value for that increase. No new suicide exclusion period will apply if the Face Amount increase was due solely to a change in the Life Insurance Benefit Option.

Exhibit (q)

Changing the Face Amount

If the Insured is still living, the policyowner may make a Request to NYLIAC’s Service Office to increase or decrease in the Face Amount under the terms specified in the Policy. For increases in Face Amount, the policyowner may be required to submit a written application signed by the Insured and provide satisfactory evidence of insurability. Any change in face amount must comply with minimum limits specified in the prospectus, and is subject to NYLIAC’s approval and any limits it sets (including the Maximum Option 3 Amount listed on the Policy Data Pages, $4,000,000). If approved, the change will be effective on the Monthly Deduction Day on or next following the date of approval (for an increase) or on or after the date NYLIAC receives the signed Request (for a decrease), unless the policyowner specifies a later Monthly Deduction Day in the Request. Increases to the face amount may result in (1) additional Monthly Cost of Insurance Charges; (2) an additional Monthly Per Thousand Face Amount Charge; (3) a new suicide and contestability period applicable only to the amount of the increase and starting on the date of that increase; (4) a change in the life insurance percentage applied to the entire policy under Section 7702 of the IRC; and (5) a possible new seven-year testing period for modified endowment contract status.

The Face Amount can also change due to a change by the policyowner in the Life Insurance Benefit Option chosen. When you make a Request to change the Life Insurance Benefit Option, NYLIAC may require that a written application signed by the policyowner and the Insured be submitted to NYLIAC. Changes to the Life Insurance Benefit Option will not be permitted if the change would cause the Face Amount of the Policy to be less than the Policy’s Minimum Face Amount. Changes to Life Insurance Benefit Option 3 are also prohibited. Any changes from Option 3 to Option 2 are subject to the limits imposed by the Maximum Option 3 Amount. Changes to the Life Insurance Benefit Options may be prohibited if the change would cause: (1) the Policy to fail to qualify as life insurance under Section 7702 of the IRC; or (2) the Policy’s Face Amount to exceed NYLIAC set risk limits. Beginning on the Policy Anniversary on which the Insured’s Attained Age is 100, changes to the Life Insurance Benefit Option will not be allowed. Any change in the Life Insurance Benefit Option will be subject to our approval and the limits we set. The change will be effective on the Monthly Deduction Day on or after the date NYLIAC receives the Request for the Life Insurance Benefit Option change.

Additional Benefits Through Riders

NYLIAC may offer additional benefits under the Policy through optional riders. NYLIAC may assess an additional charge for a rider.

Policy Loans

Using the Policy as sole security, the policyowner can borrow any amount up to the Loan Value of the Policy — i.e., up to 90% of the Cash Value of the Policy. When a loan is Requested, a transfer of funds will be made from the Investment Allocation Options to the Loan Account and this amount is added to any outstanding loan principal. This transfer will be made on a pro-rata basis from the various Investment Allocation Options, unless the policyowner specifies otherwise. The amount transferred to the Loan Account is not affected by the Separate Account’s investment performance. The portion of the Cash Value in the Loan Account equal to the Policy

Exhibit (q)

loan is credited with interest at a fixed rate determined by NYLIAC, which will never be less than the rate specified in the Policy. The rate on the amount in the Loan Account may be different from the rate NYLIAC credits on the Fixed Account. The rate credited on amounts in the Loan Account will never be less than the greater of (1) 2% less than the rate charged for policy loans or (2) the Guaranteed Minimum Interest Rate NYLIAC credits to the Fixed Account. NYLIAC’s Effective Annual Loan Interest Rate is 5%.

We have the right to defer the processing of paying loan proceeds if the NYSE is closed for trading (other than the usual weekend or holiday closings) or if the SEC restricts trading, has determined that a state of emergency exists, a Fund suspends redemptions pursuant to SEC rules or the SEC, by order, permits us to delay payment in order to protect our policyowners.

Replacement Processing

The policyowner may surrender a variable life insurance policy issued by NYLIAC in an exchange for a variable life insurance policy of another issuer. NYLIAC reserves the right to delay replacement processing of the surrender of a variable life insurance policy until it receives from the issuer of the replacement policy any documentation required by NYLIAC or appropriate state law including, but not limited to, a notice of replacement. Replacement Requests are processed at the price next determined after NYLIAC receives all necessary documentation.

Similarly, the policyowner may surrender a policy issued by another issuer in an exchange for the Policy. NYLIAC will accept initial premium from one or more policies insuring the same Insured that qualify for a tax-free exchange under Section 1035 of the IRC. Upon receipt of an application and assignment of the existing insurance from the applicant to NYLIAC in Good Order, NYLIAC will begin the underwriting process. Once the underwriting process has been completed and the application has been approved, NYLIAC will submit a written request to the existing insurer requesting surrender of the existing insurance and payment of that insurance’s cash value. Upon receipt of the premium from the existing insurer in Good Order, the Policy will be issued and full insurance coverage will take effect. If a premium payment was received with the application in connection with a Section 1035 exchange, the premium is held in the General Account until the requested funds are received from the existing insurer.

Policy Termination

The Policy does not terminate for failure to pay premiums since premiums, other than the initial premium, are not specifically required. Rather, if, on a Monthly Deduction Day, the Policy’s Cash Surrender Value is less than the Monthly Deduction Charges for the next Policy Month, the Policy will continue for a Late Period of 62 days after that Monthly Deduction Day (unless otherwise indicated by state law).

NYLIAC allows 62 days to pay the premium necessary to cover the overdue Monthly Deduction Charges and/or 31 days to pay any excess Policy loan. NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on our records, at least 31 days before the end of the Late Period which sets forth this amount. During the Late Period, the Policy remains in force. No new loans or partial surrenders may be taken

Exhibit (q)

during the Late Period. If NYLIAC does not receive the required payment, postmarked by the end of the Late Period, the Policy will end without any benefits. If the Insured dies during the Late Period, NYLIAC will pay the Life Insurance Proceeds to the beneficiary. However, we will reduce the Life Insurance Proceeds by the amount of any Policy Debt and by any unpaid Monthly Deduction Charges due from Cash Value for the full Policy Month or Months that run from the beginning of the Late Period through the Policy Month in which the Insured dies.

Reinstatement

For a period of three (3) years after termination, the policyowner can Request that NYLIAC reinstate the Policy while the Insured is living. NYLIAC will not reinstate a Policy if it has been surrendered for its Cash Surrender Value, or, if applicable, the ACSV. To reinstate the Policy, the policyowner must submit payment of an amount sufficient to keep the Policy (and any riders) in force for at least three months after the date of reinstatement and satisfactory evidence of insurability (if the reinstatement Request is more than 31 days after termination). If at the time the Policy ended an outstanding Policy loan was in effect, the Policy Debt at the time of lapse must also be repaid in full at the time of reinstatement. Such payment will be applied to the Investment Allocation Options as of the Business Day NYLIAC receives it and in accordance with the instructions of the policyowner. Payments received after the NYSE is closed for trading or on a day the NYSE is not open for trading, will be credited on the next Business Day.

The effective date of reinstatement will be the Monthly Deduction Day on or following the date NYLIAC approves the Request for reinstatement. If NYLIAC reinstates the Policy, the Face Amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The Cash Value of the reinstated Policy will be the Cash Value at the time of lapse. If the Policy ends while the policyowner is eligible to receive the ACSV, the Cash Value Enhancement will be zero on the date the Policy ends. Upon reinstatement of the Policy, the Cash Value Enhancement will not be reinstated, even if additional premiums are paid into the Policy.

“Transfer Procedures”

All or part of the Cash Value may be transferred (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the Investment Divisions of the Separate Account to the Fixed Account, or (5) between and among the Investment Divisions of the Separate Account. If, after a Requested transfer, the amount remaining in an Investment Division or the Fixed Account Value would be less than $500, the entire value will be transferred. The minimum amount that may be transferred from the Investment Divisions to the Fixed Account is the smaller of $500 or the value of the Accumulation Units in the Investment Division from which the transfer is made. After any such transfer, the remaining Accumulation Units in an Investment Division or the Fixed Account must be at least $500. If it would be less, then we have the right to include that amount as part of the transfer.

We have the right to establish limits on the policyowners’ ability to transfer all or a part of the Cash Value among the Investment Divisions, from the Investment Divisions to the Fixed Account, and/or from the Fixed Account to the Investment Divisions during any Policy Year (including transfers made in connection with Dollar-Cost Averaging and Automatic Asset Reallocation Options. The limitations applicable to transfers to or from the Fixed Account could include, but not be limited to, prohibiting transfers to or from the Fixed Account.

Exhibit (q)

Transfer Requests received the close of regular trading on the NYSE or on a day the NYSE is not open for trading, will be priced as of the next Business Day. We have the right to defer the processing of transfers if the NYSE is closed for trading (other than the usual weekend or holiday closings) or if the SEC restricts trading, has determined that a state of emergency exists, a Fund suspends redemptions pursuant to SEC rules or the SEC, by order, permits us to delay payment in order to protect our policyowners.

NYLIAC may impose a transfer charge of up to $100 per transfer for each transfer after the first twelve in any Policy Year on amounts transferred, other than transfers made in connection with Dollar-Cost Averaging and Automatic Asset Reallocation options. Any unused transfers do not carry over to the next Policy Year. NYLIAC also may restrict transfers, as described in the prospectus.

Transfer Requests must be in writing on a form approved by NYLIAC. In the future, transfers may be made available by telephone (or other electronic means) in accordance with procedures established by NYLIAC. Any such change will be reflected in an amendment to the prospectus.

Transfers may be prohibited or restricted in accordance with the disclosures in the prospectus and the Policy with respect to market timing or other frequent or abusive transactions — including those that we may impose if we determine in our sole discretion that the policyowner’s exercise of that transfer right will disadvantage or potentially hurt the rights or interests of other policyowners.

Dollar-Cost Averaging

Through a process called Dollar-Cost Averaging (“DCA”), the policyowner may specify, prior to termination of the Policy, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions and/or the Fixed Account. The policyowner can elect this option as long as the Cash Value is $2,500 or more. The policyowner will specify the Investment Division to transfer money from, the Investment Divisions and/or Fixed Account to transfer money to, the amounts to be transferred (subject to limits specified in the prospectus), the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of the transfers, either monthly, quarterly, semi-annually or annually. The policyowner cannot transfer any portion of the Cash Value of the Policy from the Fixed Account. DCA transfers do not count as transfers toward any free transfer limit.

NYLIAC will make all DCA transfers on the day of each calendar month specified by the policyowner, or, if not a Business Day, on the next Business Day. The policyowner may specify any day of the month with the exception of the 29th, 30th or 31st of a month. In order to process a DCA transfer, NYLIAC must have received a Request no later than one week prior to the date DCA transfers are to commence, and the Cash Value of the policy must be at least $2,000.

Exhibit (q)

The DCA feature may be canceled at any time by Request. The feature will be automatically suspended if the Cash Value is less than $2,000. The policyowner may not elect DCA if Automatic Asset Reallocation has been chosen. The policyowner may alternate between these two features.

Automatic Asset Reallocation

Through a process called Automatic Asset Reallocation (“AAR”), the policyowner may elect to have assets automatically reallocated among the Investment Divisions to maintain a pre-determined percentage invested in the Investment Divisions the policyowner has selected. This option may be elected as long as the Separate Account Value is $2,500 or more. The policyowner will specify the Investment Divisions to which the assets will be allocated, the percent to be invested in each of these Investment Divisions, the day of the month for the rebalancing (with the exception of the 29th, 30th and 31st of a month), and the frequency with which the amounts will be allocated (either quarterly, semi-annually or annually, but not monthly). AAR transfers do not count as transfers toward any free transfer limit. Values in the Fixed account are excluded from AAR.

To set up AAR, or to modify an existing AAR, the policyowner may contact NYLIAC by sending a written request in Good Order to NYLIAC’s Service Office. In order to process AAR transfers, NYLIAC must have received the Request no later than five (5) Business Days prior to the date transfers are scheduled to begin, and the Separate Account Value of the policy must be at least $2,000 for this feature, as stated in the prospectus. The AAR feature may be canceled at any time by Request to our Service Office. The feature will be automatically suspended if the Cash Value is less than $2,000 on a rebalancing date. The policyowner may not elect AAR if DCA has been chosen. The policyowner may alternate between these features. Funds in the DCA Accounts are not eligible for AAR.

Exchange Procedure

At any time within 24 months of the Issue Date, the policyowner may exchange the Policy for a new permanent plan of life insurance that will not offer variable investment options, which NYLIAC (or one of its affiliates) is offering for this purpose. NYLIAC will not require evidence of insurability. The date of exchange will be the date NYLIAC receives the Policy, along with a signed application for an exchange and deems all requirements in Good Order. The new policy will have the same Issue Date, Insured’s Attained Age (as of the date of the exchange), Face Amount, gender, and equivalent class of risk (as determined by NYLIAC) as the original Policy. All riders will end unless we agree otherwise. In order to exchange the Policy, NYLIAC will require: (a) that the Policy be in effect on the date of exchange; (b) repayment of any Policy Debt; and (c) an adjustment, if any, for differences between premiums and Cash Values of the Policy and the new individual policy.

From time to time, NYLIAC also may offer certain or all policyowners the right to exchange the Policy for a new policy that was not available on the date the Policy was issued. Any such exchanges would be subject to all applicable provisions of Section 11 of the Investment Company Act of 1940.